September 1, 2006

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 7010 Washington, D.C. 20549-0405 Attention: Ms. Tangela S. Richter	Via Edgar Transmission Roger W. Bivans Tel: +1 214 978 3095 Roger.W.Bivans@BAKERNET.com

RE:    Nova Oil, Inc.
Registration Statement on Form S-3 (originally filed August 1, 2006) File No. 333-136202

Dear Ms. Richter:

On behalf of Nova Oil, Inc. (the "Company"), we have electronically transmitted for filing with the Securities and Exchange Commission, Amendment No. 1 to the Registration Statement on Form S-3 of the Company filed with the Commission on August 1, 2006. This amendment has been marked to indicate the changes from the original registration statement. In addition, we have today forwarded to you by overnight delivery three additional copies of this letter and three complete marked copies of the amendment.

Set forth below are the responses of the Company to the comments contained in the Staff's August 14, 2006 letter to Kenneth T. Hern, Chairman and Chief Executive Officer of the Company. For ease of reference, each comment has been repeated below in italics, with the Company's responses set forth below each comment. The numbering below corresponds to that used in the Staff's comment letter.

Form S-3

Forward-looking Statements, page 16

1.        As your risk factors section makes clear, your stock is subject to the penny stock rules. Therefore, the safe harbor that the PSLRA of 1995 otherwise would provide is unavailable. Please remove this reference.

We have revised the registration statement in response to your comment.

Selling Stockholders, page 29

2.        Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Based on responses received to the Company's inquiry to the selling shareholders, we have revised the registration statement in response to your comment.

Closing Comments

We believe that the amendment addresses all of the Staff's comments received to date and the Company intends to submit a request for acceleration of effectiveness of the registration statement in the afternoon on Tuesday, September 5, 2006. Accordingly, I would appreciate it if you would call me at (214) 978-3095 as soon as possible after your review of the above responses and the amendment in the event you anticipate that additional Staff comments may be forthcoming. Thank you for your attention to this matter.

Very truly yours,

/s/ Roger W. Bivans

Roger W. Bivans